SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release:                                             22 May 2003

                          SKYEPHARMA TO PRESENT AT THE

                            FRIEDMAN BILLINGS RAMSEY

              7TH ANNUAL TECHNOLOGY AND GROWTH INVESTOR CONFERENCE

NEW YORK, May 22, -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announced today that the Company's Chief Executive Officer, Michael Ashton, will make a presentation at the Friedman Billings Ramsey 7th Annual Technology and Growth
Investor Conference on Thursday, May 29, 2003 at 09.20 a.m. (EST) at the
Millennium Hotel Broadway, New York. The presentation will be webcast live by
Friedman Billings Ramsey and may be accessed at www.fbr.com/techconf/ under the webcast button.

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now nine approved products incorporating three of
SkyePharma's five delivery technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities.
SkyePharma has two FDA- and EMEA-approved manufacturing plants in San Diego,
USA, and Lyon, France. For more information, visit www.skyepharma.com

For further information please contact:

US Investor Relations
Sandra Haughton                                               + 1 (212)753-5780

Buchanan Communications
Tim Anderson                                               +44 (0) 207 466 5000

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   May 22, 2003